UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

CURRENT REPORT

For the month of April 2019

Dragon Jade International Limited

(Exact name of registrant as specified in its charter)

British Virgin Islands	0-53593	None
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Unit 2, 23/F, New World Tower I, 18 Queens Road, Central Hong Kong, SAR, China

(Address of Principal Executive Offices)

Registrant's telephone number, including area code: 011-852-3588-1780

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Dragon Jade International Limited hereby furnishes its investors presentation, which is attached to this Form 6-K as Exhibit 99.1.

The fact that this presentation is being made available and filed herewith should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the presentation is being provided as of April 30, 2019 and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dragon Jade International Limited

Date: April 30, 2019	By:	/s/ Yat Man Lai
Yat Man Lai
Chief Executive Officer

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